February 1, 2022

Mr. Jeremy Hayhurst
CNX Resources Corporation
1000 Consol Energy Drive
Canonsburg, Pennsylvania 15317

Dear Mr. Hayhurst:

In accordance with your request, we have audited the estimates prepared by CNX Resources Corporation (CNX), as of December 31, 2021, of the proved reserves and future revenue to the CNX interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by CNX. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for CNX's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth CNX's estimates of the net reserves and future net revenue, as of December 31, 2021, for the audited properties:

	Net Reserves			Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	2,843	53,204	5,568,594	13,414,165	5,053,807
Proved Developed Non-Producing	0	0	738	1,913	699
Proved Undeveloped	1,193	49,081	3,418,475	8,439,999	3,026,483

Total Proved	4,036	102,285	8,987,807	21,856,076	8,080,988

Totals may not add because of rounding.

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases. The table following this letter sets forth CNX's estimates of net reserves and future net revenue, by reserves category.

When compared on a lease-by-lease basis, some of the estimates of CNX are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of CNX's reserves and future revenue are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by CNX in preparing the December 31, 2021, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by CNX.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. CNX's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Prices used by CNX are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2021. For oil and NGL volumes, the average West Texas Intermediate spot price of $66.56 per barrel is adjusted for quality, transportation fees, and market differentials. For gas volumes, the average Henry Hub spot price of $3.598 per MMBTU is adjusted for energy content and market differentials. All prices are held constant throughout the lives of the properties. This report includes the effects of several gas price hedge contracts currently in place. The average adjusted product prices weighted by production over the remaining lives of the properties are $55.72 per barrel of oil, $28.44 per barrel of NGL, and $3.19 per MCF of gas.

Operating costs used by CNX are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements, estimates of costs to be incurred at and below the district and field levels, and CNX's estimate of its gas gathering expenses. The fees associated with CNX's firm transportation contracts are included as additional operating expenses. Operating costs have been divided into per-well costs and per-unit-of-production costs. Headquarters general and administrative overhead expenses of CNX are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs used by CNX are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for new development wells, production equipment, and gathering infrastructure. Abandonment costs used are CNX's estimates of the costs to abandon the wells and production facilities, net of any salvage value. Operating, capital, and abandonment costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of CNX and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by CNX, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by CNX with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of CNX's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by CNX, are on file in our office. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Steven W. Jansen, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2011 and has over 4 years of prior industry experience. Edward C. Roy III, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 2008 and has over 11 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

/s/ Steven W. Jansen	/s/ Edward C. Roy III
By:	By:
Steven W. Jansen, P.E. 112973	Edward C. Roy III, P.G. 2364
Vice President	Vice President

Date Signed: February 1, 2022	Date Signed: February 1, 2022

SWJ:MJM

SUMMARY OF NET RESERVES AND FUTURE NET REVENUE
CNX RESOURCES CORPORATION INTEREST
AS OF DECEMBER 31, 2021

							Investment
	Net Reserves			Future	Operating		Including	Future Net Revenue (M$)
	(1)Oil(1)	NGL	Gas	Gross Revenue	Expenses	Taxes	Abandonment		Discounted
Category	(MBBL)	(MBBL)	(MMCF)	(M$)	(M$)	(M$)	(M$)	Total	at 10%

Proved Developed Producing	2,843	53,204	5,568,594	20,927,765	5,158,391	372,579	347,907	15,048,893	6,388,460
Other Revenue(2)	0	0	0	-1,634,728	0	0	0	-1,634,728	-1,334,653

Total Proved Developed Producing	2,843	53,204	5,568,594	19,293,036	5,158,391	372,579	347,907	13,414,165	5,053,807

Proved Developed Non-Producing	0	0	738	2,632	616	93	10	1,913	699

Proved Undeveloped	1,193	49,081	3,418,475	12,542,861	2,371,669	343,322	1,387,868	8,439,999	3,026,483

Total Proved	4,036	102,285	8,987,807	31,838,529	7,530,677	715,994	1,735,784	21,856,076	8,080,988

Totals may not add because of rounding.

Note:     Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

(1)    The oil volumes include crude oil and condensate.
(2)    Other revenue includes the effects of several gas price hedge contracts currently in place.

This table contains CNX Resources Corporation's estimates of net reserves and future net revenue.

All estimates and exhibits herein are part of this NSAI report and are subject to its parameters and conditions.